SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

	SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
(c) AND (d) AND AMENDMENTSTHERETO FILED PURSUANT TO RULE 13d-2(b)





ABRAXAS PETROLEUM CORPORATION


(Name of Issuer)


COMMON STOCK, $0.01 PAR VALUE


(Title of Class of Securities)



003830106


(CUSIP Number)


MARCH 22, 1999


(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
   Rule 13d-1(b)
 x Rule 13d-1(c)
   Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwisesubject to the liabilities of that Section of the Act but shall be subject to all otherprovisions of the Act (however, see the Notes).

SCHEDULE 13G


CUSIP No.

003830106



Page 2 of 6 Pages


1

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON






Appaloosa Management L.P.






2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*




(a)









(b)

x

3

SEC USE ONLY














4

CITIZENSHIP OR PLACE OF ORGANIZATION






Delaware






NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH



5


SOLE VOTING POWER






519,500






6

SHARED VOTING POWER








0






7

SOLE DISPOSITIVE POWER








519,500






8

SHARED DISPOSITIVE POWER








0





9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



519,500



10

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

G







11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)





8.21%



12

TYPE OF REPORTING PERSON





PN**


*SEE INSTRUCTIONS BEFORE FILLING OUT!
**See Item 4.

SCHEDULE 13G


CUSIP No.

003830106



Page 3 of 6 Pages


13

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON






David A. Tepper






14

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*




(a)









(b)

x

15

SEC USE ONLY














16

CITIZENSHIP OR PLACE OF ORGANIZATION






United States of America






NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH



17


SOLE VOTING POWER






519,500






18

SHARED VOTING POWER








0






19

SOLE DISPOSITIVE POWER








519,500






20

SHARED DISPOSITIVE POWER








0





21

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



965,200



22

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

G







23

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)





8.21%



24

TYPE OF REPORTING PERSON





IN**


*SEE INSTRUCTIONS BEFORE FILLING OUT!
**See Item 4.

Item 1(a). Name of Issuer:  Abraxas Petroleum Corporation

Item 1(b). Address of Issuer=s Principal Executive Offices:
500 N. Loop 1604 East, Ste 100 San Antonio, Texas 78232

Item 2(a).	Name of Person Filing:
Appaloosa Management L.P. and David A. Tepper

Item 2(b). Address of Principal Business Office or, if None, Residence:
Appaloosa Management L.P., 26 Main Street, Chatham, New Jersey 07928
David A. Tepper, c/o Appaloosa Management L.P., 26 Main Street, Chatham, New Jersey 07928


Item 2(c). Citizenship:
Appaloosa Management L.P. - Delaware
David A. Tepper - United States of America

Item 2(d). Title of Class of Securities:
Common Stock, $0.01 par value

Item 2(e).	CUSIP Number: 003830106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or
(c), CHECK WHETHER THE PERSON FILING IS A:
Not applicable. This statement is filed pursuant to 13d-1(c).

 Item 4.	OWNERSHIP:

(a)	519,500

(b)	8.21%

(c)	(i) sole voting power: 519,500

(ii) shared voting power: 0

(iii) sole dispositive power: 519,500

(iv) shared dispositive power: 0

*Appaloosa Management L.P. (AAMLP@) is the general partner
of Appaloosa Investment Limited Partnership I, the investment
 advisor   API is the general partner of AMLP and DAT owns a
majority of the limited partnership interests of AMLP. to Palomino Fund Ltd., and the managing member of Tersk LLC, which are the holders of record of the reported securities(228,490, 261,837, and 29,173 shares, respectively). David A.Tepper (ADAT@) is the sole stockholder and president of Appaloosa Partners Inc. (AAPI@).

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Persons other than David A. Tepper and Appaloosa Management L.P. have the right to receive dividends from, or the proceeds from the sale of, the reported securities. None of these persons has the right to direct such dividends or proceeds.
 Item 7.IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
   Not Applicable.

 Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
  	 Not Applicable.
 Item 9. 	NOTICE OF DISSOLUTION OF GROUP:
	Not Applicable.
 Item 10.	CERTIFICATION:

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held inconnection with or as a participant in any transaction having that purposes or effect.
SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
 May 20, 1999


APPALOOSA MANAGEMENT L.P.
By: Appaloosa Partners Inc.
Its: General Partner


By: 	 /s/ David A. Tepper
           	David A. Tepper
           	 President

      DAVID A. TEPPER


      /s/ David A. Tepper




Exhibit Index

Exhibit 99.1  -  Joint Filing Agreement


EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities
Exchange Act of 1934, as amended, the persons or entities named below each hereby agrees that the Schedule 13G filed herewith and any amendments thereto relating to the acquisition of Common Stock of Abraxas Petroleum Corporation is filed jointly on behalf of each such person; provided, however, each person or entity named below is not responsible for the completeness or accuracy of the information concerning the other persons or entities filing the
Schedule 13G.
 dated: May 20, 1999


APPALOOSA MANAGEMENT L.P.
By: Appaloosa Partners Inc.
Its: General Partner

By: /s/ David A. Tepper
David A. Tepper
President


DAVID A. TEPPER


/s/ David A. Tepper

NYC01:53990.1

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